Exhibit 99.1

Financial News

CIBC Announces New Normal Course Issuer Bid

TORONTO, May 22, 2019 – CIBC (TSX/NYSE: CM) today announced its intention to seek Toronto Stock Exchange (TSX) approval for a normal course issuer bid. Purchases of common shares for cancellation will be made subject to CIBC’s ongoing capital requirements. Such purchases will not exceed nine million common shares, or approximately 2% of its outstanding common shares over a 12 month period.

CIBC will file a notice of intention to make a normal course issuer bid with the TSX and this bid would commence following TSX acceptance of this notice and continue for up to one year.

Purchases would be made through the facilities of the TSX, alternative Canadian trading systems or the NYSE, in accordance with applicable regulatory requirements. CIBC intends to periodically establish an automatic program under which its broker, CIBC Capital Markets, would repurchase CIBC shares pursuant to the bid within a defined set of criteria determined by CIBC. The price paid for the common shares will be the market price at the time of the purchase. The common shares repurchased under the normal course issuer bid will be cancelled.

CIBC’s current normal course issuer bid for the purchase of up to nine million common shares commenced on June 4, 2018 and expires on June 3, 2019. Between June 4, 2018 and May 21, 2019, CIBC purchased 3.5 million of its common shares for cancellation at an average price of $119.22 per share.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this press release report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements about our potential normal course issuer bid purchases and about our financial condition, priorities, targets, ongoing objectives, strategies and outlook. Forward-looking statements are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements, including general business and economic conditions worldwide; amendments to, and interpretations of, risk-based capital guidelines; and changes in monetary and economic policy. We do not undertake to update any forward-looking statement except as required by law.

About CIBC

CIBC is a leading North American financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Investor Relations:
Alice Dunning	416-861-8870	alice.dunning@cibc.com
Jason Patchett	416-980-8691	jason.patchett@cibc.com

Investor & Financial Communications
Erica Belling	416-594-7251	erica.belling@cibc.com